NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of the following security issued by Citgroup Global Markets Holdings Inc. (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25.

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(3), as NYSE Regulation has been notified that the entire class of this security has been called for redemption, maturity or retirement. Accordingly, the security has been suspended from trading on NYSE Arca prior to the opening of business March 30, 2009:

Index LASERS Based upon the Dow Jones EURO STOXX 50 Index due 3/30/2009